EXHIBIT NO. 1: CEMEX, S.A.B. DE C.V. (NYSE: CX) Notice of Extraordinary General Shareholders Meeting, dated August 13, 2009.

CEMEX, S.A.B. DE C.V.
Notice of
Extraordinary General Shareholders Meeting

The Board of Directors of CEMEX, S.A.B. de C.V. has resolved to call an Extraordinary General Shareholders Meeting of the Company, to be held at the auditorium of Museo de Arte Contemporaneo A.C., located at Zuazua and Jardon Sts., no number, Col. Centro, in the city of Monterrey, Nuevo León, at 12:00 (twelve) p.m on September 4 (four), 2009 (two thousand nine), in accordance with the following:

Agenda

I.
Resolution regarding a proposal of the board of directors to increase the variable portion of the capital stock, and to issue bonds convertible into shares; for which purpose a proposal will be made to issue up to 4.8 billion unsubscribed shares (equivalent to 1.6 billion CPOs or 160 million ADSs), to be initially held in the company’s treasury and subsequently subscribed by the investing public through a public offer, in terms of article 53 of the Securities Market Law or, if applicable, to effect the conversion of bonds issued pursuant to article 210 Bis of the Negotiable Instruments and Credit Transactions Law; preemptive subscription rights shall not be available in either case.

The shares representing the increase in the capital stock will be represented by ordinary participation certificates (“CEMEX.CPO”), each CPO representing three ordinary shares.  The proposal will be that the public offer and, if applicable, the issuance of convertible bonds, be carried out within a period of 24 months.

II.	Appointment of a delegate or delegates to formalize the resolutions adopted at the meeting.

In order to be admitted at the Meeting, shareholders must prove their status by submitting to the offices of the Company Secretary, located at Avenida Ricardo Margáin Zozaya, No. 325, Col. Valle del Campestre, San Pedro Garza García municipality, Nuevo León, with a minimum of 48 (forty-eight) hours before the day and hour that the Meeting will take place, the shares under their name or the corresponding certificates of deposit issued by a credit institution in Mexico or by a market intermediary operating in accordance with the article 290 of the Mexican Securities Market Law. Additionally, in accordance with Article 14 of the Corporate By-Laws, the person to whom the documents evidencing the deposit were issued, must also be registered as a shareholder in the Registry maintained by the Company, and if applicable, in the Significant Participation Registry, and must also comply with the measures designed to prevent the acquisition of shares that would directly or indirectly confer control over the Company, pursuant to Articles 7 and 10 of the Company’s By-Laws.  If the provisions of subsections II.- (A) and II.- (B) of the abovementioned Article 7 are not complied with, the Holder(s) will not be able to exercise the inherent rights of their shares, and will be excluded from the shareholders’ meeting quorum determination. The Company will not register such Holders in the Shareholders Registry referred to in the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles), and the registry made through the Institute for the Deposit of Securities (Instituto para el Depósito de Valores), if applicable, will not take effect.

The certificates of deposit will be exchanged for admission cards, which shall mention the name of the shareholder and the number of shares he/she represents. The shares held in deposit or the respective certificates will be returned upon the Meeting’s conclusion in exchange for the entrance certificates issued by the Company Secretary.  Such admission cards will be indispensable to have access to the Shareholders’ Meeting.

Stock market intermediaries and other interested parties may collect the proxy forms to be used to attend the Meeting on behalf of shareholders, at the Office of the Company Secretary, located at Ave. Ricardo Margáin Zozaya, No. 325, Col. Valle del Campestre, San Pedro Garza García, Nuevo León.

All Mexican shareholders who have not exchanged their shares for Ordinary Participation Certificates (Certificados de Participación Ordinarios) (CEMEX.CPO), or who do not maintain their shares in an investment account with a financial or stock intermediary, and who are recorded in the Shareholders Registry maintained by the Company, will need to submit their Federal Registry of Taxpayers Certificate along with the documentation refers in this notice to attend the Meeting.

Monterrey, N. L. August 13, 2009

Ramiro Villarreal Morales.
Secretary of the Board of Directors